EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended	Fiscal Years Ended
	April 4, 2010	January 3, 2010	December 28, 2008	December 30, 2007	December 31, 2006	January 1, 2006
	(In thousands, except ratios)
Computation of earnings:
Income (loss) before provision for income taxes	$322,994	$503,801	$(1,952,374)	$352,658	$403,355	$613,307
Fixed charges excluding capitalized interest	20,014	81,630	67,821	65,081	39,287	1,801
Distributed earnings from 50%-or-less-owned affiliates	(12)	(392)	(3,604)	(5,840)	(2,498)	(718)
Adjusted earnings	$342,996	$585,039	$(1,888,157)	$411,899	$440,144	$614,390
Computation of fixed charges:
Interest expense	$17,816	$70,205	$65,207	$62,097	$36,859	$17
Interest relating to lease guarantee of 50%-or-less-owned affiliates	1,574	8,898	─	615	─	538
Interest portion of operating lease expense	624	2,527	2,614	2,369	2,428	1,246
Fixed charges	$20,014	$81,630	$67,821	$65,081	$39,287	$1,801
Ratio of earnings to fixed charges (1)	17.1x	7.2x	─	6.3x	11.2x	341.1x
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(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In fiscal year 2008, earnings were insufficient to cover fixed charges by $1.96 billion.